Exhibit 99.1

Summit Therapeutics plc

(‘Summit’ or the ‘Company’)

SUMMIT THERAPEUTICS REPORTS FIRST QUARTER RESULTS FOR THE THREE MONTHS ENDED 30 APRIL 2015

Oxford, UK, 11 June 2015 – Summit Therapeutics plc (AIM: SUMM, NASDAQ: SMMT), the drug discovery and development company advancing therapies for Duchenne muscular dystrophy (‘DMD’) and C. difficile infection (‘CDI’), today reports its financial results for the three months ended 30 April 2015.

Mr Glyn Edwards, Chief Executive Officer of Summit commented: “During the first quarter, we substantially expanded our shareholder base with a successful NASDAQ listing, which has provided significant support for the on-going patient clinical trials of our lead product candidates for the treatment of DMD and CDI. We look forward to reporting data from these studies as we seek to establish the potential of our two programmes as life-changing treatments.”

HIGHLIGHTS

DUCHENNE MUSCULAR DYSTROPHY PROGRAMME

•	Enrolment complete in Phase 1b modified diet clinical trial of SMT C1100; dosing on-going with top-line data expected to be reported in Q3 2015

•	Plan to initiate Phase 2 open label clinical trial of SMT C1100 in H2 2015 and randomised placebo-controlled Phase 2 clinical trial of SMT C1100 in early 2016

C. DIFFICILE INFECTION PROGRAMME

•	Enrolment and dosing of patients on-going in Phase 2 proof of concept clinical trial with top-line data expected in H2 2015

•	Grant of key patent in the United States protecting the use of SMT19969 for the treatment of CDI

OPERATIONAL HIGHLIGHTS

•	Initial public offering of American Depositary Shares in the United States and listing on the NASDAQ Global Market completed in March 2015; gross proceeds of $39.3 million raised

•	Mr David Wurzer appointed to the Board of Directors as a Non-Executive Director

•	Change of registered name to Summit Therapeutics plc in February 2015

FINANCIAL HIGHLIGHTS

•	Cash and cash equivalents at 30 April 2015 of £29.4 million compared to £11.3 million at 31 January 2015

•	Loss for the three months ended 30 April 2015 of £3.4 million compared to £2.6 million for the three months ended 30 April 2014

For more information, please contact:

Summit Therapeutics Glyn Edwards / Richard Pye (UK office) Erik Ostrowski (US office)	Tel: +44 (0)1235 443 951 +1 617 294 6607

Cairn Financial Advisers LLP (Nominated Adviser) Liam Murray / Tony Rawlinson	Tel: +44 (0)20 7148 7900

N+1 Singer (Broker) Aubrey Powell / Jen Boorer	Tel: +44 (0)20 7496 3000

MacDougall Biomedical Communications (US media contact) Michelle Avery	Tel: +1 781 235 3060 mavery@macbiocom.com

Peckwater PR (Financial public relations, UK) Tarquin Edwards	Tel: +44 (0)7879 458 364 tarquin.edwards@peckwaterpr.co.uk

OPERATIONAL REVIEW

Summit is seeking to treat all boys affected with the fatal disease Duchenne muscular dystrophy using its pioneering utrophin modulation technology. Summit is also advancing a highly selective antibiotic to treat Clostridium difficile infection.

Summit’s DMD utrophin modulation programme is a treatment approach that is independent of the underlying mutations in the dystrophin gene that cause the disease and therefore has the potential to address the entire population of DMD patients. Summit has established a leadership position in the field of utrophin modulation with a robust pipeline of first-, second- and future-generation candidates. Summit is currently evaluating its most advanced product candidate, SMT C1100, in a Phase 1b clinical trial in DMD patients and, in parallel, continuing development of second- and future-generation utrophin modulators.

Summit’s CDI therapy in clinical development is SMT19969, an orally administered small molecule antibiotic. SMT19969 is designed to selectively target Clostridium difficile bacteria without causing collateral damage to the healthy gut flora of patients, thereby reducing CDI recurrence rates, the key clinical issue in this disease.

Nasdaq Listing and Equity Offering

In March 2015, Summit successfully completed a US initial public offering on the NASDAQ Global Market issuing 3,967,500 American Depositary Shares (‘ADSs’) at an offering price of $9.90 per ADS. Total gross proceeds were $39.3 million.

The Company believes that its NASDAQ listing will provide greater access to the large number of specialist healthcare investors in the US, as well as increase liquidity in the trading of its shares. The funds raised in the US IPO will support the on-going clinical development of both the Company’s utrophin modulation programme for the treatment of DMD and novel antibiotic for the treatment of CDI.

The ADSs trade on NASDAQ under the symbol ‘SMMT’. The NASDAQ listing complements the listing of the Company’s Ordinary Shares on AIM, a market of the London Stock Exchange. The Company’s Ordinary Shares trade on AIM under the symbol ‘SUMM’. Each ADS represents five Ordinary Shares of 1 pence each in the capital of the Company.

Duchenne Muscular Dystrophy: Utrophin Modulation Programme

SMT C1100: Lead Utrophin Modulator

Summit’s lead utrophin modulator is SMT C1100. SMT C1100 is a small molecule currently being evaluated in a Phase 1b modified diet trial in patients with DMD.

The modified diet trial is a randomised, placebo-controlled clinical trial that aims to increase the blood plasma levels of SMT C1100 compared to the blood plasma levels observed in the Company’s previous open label Phase 1b trial completed in 2014 by providing patients with specific dietary guidance recommending balanced proportions of fat, protein and carbohydrates. The trial is also evaluating the potential impact of SMT C1100 on enzyme biomarkers that are related to muscle health and further evaluating the safety and tolerability of the drug candidate.

The trial is now fully enrolled with 12 DMD patients between the ages of 5 and 13 years old. The blinded trial consists of three randomised 14-day treatment periods separated by washout periods of at least 14 days. Each patient will receive two different doses of SMT C1100 and a placebo control.

Summit expects to report top-line data from this trial in the third quarter of 2015.

SMT C1100: Future Clinical Trial Plans

If the Phase 1b modified diet trial is successful, Summit plans to initiate in the second half of 2015 a Phase 2 open label trial in DMD patients designed to evaluate the longer-term effects of SMT C1100 on muscle health, function and safety. Summit also plans to initiate a larger, multinational Phase 2 placebo-controlled trial that is expected to include sites in the United States and Europe in early 2016.

As highlighted by the on-going Phase 1b trial, the Company believes a balanced diet has the potential to improve blood plasma levels of SMT C1100. In parallel, the Company is developing an optimised formulation of SMT C1100 and is currently working to identify and evaluate a number of potential formulations of SMT C1100 for their suitability to be advanced into human clinical trials.

Second- and Future-Generation Utrophin Modulators

As part of the Company’s strategy to maintain its leadership position in the field of utrophin modulation research, Summit is also advancing a pipeline of second- and future-generation utrophin modulators. The second-generation molecules are structurally related to SMT C1100, but are designed to have more favourable pharmaceutical properties to achieve higher drug uptake. Future-generation molecules will likely be structurally distinct from SMT C1100 and second-generation molecules. Summit continues research in this area and will present data at upcoming medical conferences.

C. difficile Infection Programme

SMT19969 is a novel antibiotic currently being evaluated in a Phase 2 proof of concept clinical trial being conducted in the United States and Canada. This trial, named CoDIFy, is a double-blind, randomised active-control trial evaluating the efficacy of SMT19969 against the current standard of care, the antibiotic vancomycin. CoDIFy will enrol up to 100 patients with half the patients receiving ten days of dosing with SMT19969, and the remaining patients receiving ten days of dosing with vancomycin.

The primary endpoint of the trial is sustained clinical response, which is defined as clinical cure based on the resolution of diarrhoea at the test of cure visit on day 12 and no recurrence of CDI within 30 days after the end of treatment. The trial will examine a number of secondary endpoints including the safety and tolerability of SMT19969, and its impact on the gut flora of patients. Top-line results from this trial are expected to be reported in the second half of 2015.

During the first quarter of 2015, a key patent protecting the use of SMT19969 in the treatment of CDI was issued by the US Patent and Trademark Office. The Company believes this patent significantly strengthens the intellectual property estate protecting the use of SMT19969.

The development of SMT19969 continues to be substantially supported by a £4.0 million Wellcome Trust Translational Award through to completion of the Phase 2 proof of concept clinical trial.

Operational and Board Update

In February, the Company received authority from shareholders to change its registered name from Summit Corporation plc to Summit Therapeutics plc.

Also in February, Mr David Wurzer was appointed to the Board as a Non-Executive Director. Mr Wurzer brings extensive experience in financial and business matters related to the pharmaceutical and biotechnology industries having held a number of senior executive and board level positions.

FINANCIAL REVIEW

Other Operating Income

Other operating income for the three months ended 30 April 2015 was £0.4 million compared to £0.6 million for the three months ended 30 April 2014. Income recognised as part of the Wellcome Trust Award was £0.2 million lower for the three months ended 30 April 2015 as a result of a lower contribution rate ascribed to Phase 2 activities as compared to Phase 1 activities under the terms of the funding agreement.

Operating Expenses

Research and Development Expenses

Research and development expenses increased by £0.5 million to £3.1 million for the three months ended 30 April 2015 from £2.6 million for the three months ended 30 April 2014. This increase included a £0.4 million increase in costs in respect to clinical activities for the CDI programme and a £0.1 million increase in staff related costs.

General and Administration Expenses

General and administration expenses increased by £0.2 million to £1.1 million for the three months ended 30 April 2015 from £0.9 million for the three months ended 30 April 2014. This increase was primarily due to additional corporate costs following the Company’s NASDAQ listing and additional expenses associated with the US office which was opened last year.

Cash Flows

Operating Activities

Net cash outflow from operating activities increased by £2.4 million to £3.9 million for the three months ended 30 April 2015 compared to £1.4 million for the three months ended 30 April 2014. This was driven by an increase in operating expenses and an increase in working capital requirements of £1.4 million.

Investing Activities

Net cash outflow from investing activities for the three months ended 30 April 2015 and the three months ended 30 April 2014 includes the net amount of bank interest received on cash deposits less amounts paid to acquire property and equipment.

Financing Activities

Net cash inflow from financing activities in both periods presented relates to proceeds received from the sale of the Company’s equity securities. The Company received net proceeds of £22.0 million from the sale of equity securities during the three month period ended 30 April 2015 compared with net proceeds of £20.7 million from the sale of equity securities during the three month period ended 30 April 2014.

Nasdaq Listing and Equity Offering

The Company’s financial position was significantly strengthened following the announcement on 5 March 2015 of a US initial public offering on the NASDAQ Global Market in which the Company issued 3,450,000 ADSs at a price of $9.90 per ADS. On 18 March 2015, the underwriters exercised in full their over-allotment option to purchase an additional 517,500 ADSs on the same terms. Total gross proceeds of $39.3 million were raised. Each ADS represents five Ordinary Shares, thus 19,837,500 Ordinary Shares were issued in the offering.

Glyn Edwards	Erik Ostrowski
Chief Executive Officer	Chief Financial Officer

About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialisation of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is conducting clinical programs focused on the genetic disease Duchenne muscular dystrophy and the infectious disease C. difficile infection. Further information is available at www.summitplc.com and Summit can be followed on Twitter (@summitplc).

Forward Looking Statements

Any statements in this press release about our future expectations, plans and prospects, including statements about the clinical development of our product candidates, the timing of clinical results and expectations regarding the sufficiency of our cash balance to fund operating expenses and capital expenditures, and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from ongoing and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials will be indicative of the results of later clinical trials, expectations for regulatory approvals, availability of funding sufficient for our foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that we make with the Securities and Exchange Commission. In addition, any forward-looking statements included in this press release represent our views only as of the date of this release and should not be relied upon as representing our views as of any subsequent date. We specifically disclaim any obligation to update any forward-looking statements included in this press release.

Risks and Uncertainties

A detailed analysis of the risks faced by Summit is set out in the Company’s Annual Report on Form 20-F that was filed with the Securities and Exchange Commission on 7 May 2015.

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)

For the three months ended 30 April 2015

		Three months ended 30 April 2015	Three months ended 30 April 2015	Three months ended 30 April 2014
	Note	$000s	£000s	£000s
Other operating income		625	408	640
Operating expenses
Research and development		(4,802)	(3,133)	(2,561)
General and administration		(1,648)	(1,075)	(898)

Total operating expenses		(6,450)	(4,208)	(3,459)

Operating loss		(5,825)	(3,800)	(2,819)
Finance income		11	7	3

Loss before income tax		(5,814)	(3,793)	(2,816)
Income tax		655	427	192

Loss for the period		(5,159)	(3,366)	(2,624)

Loss for the period attributable to owners of the parent		(5,159)	(3,366)	(2,624)

Other comprehensive losses
Exchange differences on translating foreign operations		23	15	—

Total comprehensive loss for the period attributable to owners of the parent		(5,136)	(3,351)	(2,624)

Basic and diluted loss per Ordinary Share from continuing operations (post consolidation and subdivision)	2	(9)cents	(6)pence	(8)pence

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (unaudited)

As at 30 April 2015

		30 April 2015	30 April 2015	31 January 2015
	Note	$000s	£000s	£000s
ASSETS
Non-current assets
Goodwill		1,018	664	664
Intangible assets		5,334	3,480	3,483
Property, plant and equipment		97	63	55

		6,449	4,207	4,202
Current assets
Trade and other receivables		2,940	1,918	2,630
Current tax		2,692	1,756	1,299
Cash and cash equivalents		45,086	29,414	11,265

		50,718	33,088	15,194

Total assets		57,167	37,295	19,396

LIABILITIES
Non-current liabilities

Deferred tax		(1,018)	(664)	(664)

		(1,018)	(664)	(664)
Current liabilities

Trade and other payables		(4,151)	(2,707)	(3,721)
Provisions for other liabilities and charges		(78)	(51)	(45)

		(4,229)	(2,758)	(3,766)

Total liabilities		(5,247)	(3,422)	(4,430)

Net assets		51,920	33,873	14,966

EQUITY
Share capital	3	933	609	411
Share premium account	3	70,394	45,925	24,101
Share-based payment reserve		4,342	2,833	2,597
Merger reserve		(2,978)	(1,943)	(1,943)
Special reserve		30,645	19,993	19,993
Currency translation reserve		118	77	62
Accumulated losses reserve		(51,534)	(33,621)	(30,255)

Total equity attributable to the equity shareholders of the Parent		51,920	33,873	14,966

CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)

For the three months ended 30 April 2015

	Three months ended April 2015 $000s	Three months ended April 2015 £000s	Three months ended April 2014 £000s
Cash flows from operating activities
Loss before income tax	(5,814)	(3,793)	(2,816)

	(5,814)	(3,793)	(2,816)
Adjusted for:
Finance income	(11)	(7)	(3)
Foreign exchange loss	3	2	3
Depreciation	14	9	5
Amortisation of intangible fixed assets	3	2	2
Movement in provisions	9	6	7
Research and development expenditure credit	(25)	(16)	(15)
Share-based payment expense	362	236	230

Adjusted loss from operations before changes in working capital and provisions	(5,459)	(3,561)	(2,587)
Decrease / (Increase) in trade and other receivables	1,091	712	(391)
(Decrease) / Increase in trade and other payables	(1,556)	(1,015)	1,542

Cash used by operations	(5,924)	(3,864)	(1,436)
Taxation received	—	—	—

Net cash used in operating activities	(5,924)	(3,864)	(1,436)

Investing activities
Purchase of property, plant and equipment	(26)	(17)	(10)
Interest received	11	7	3

Net cash used in investing activities	(15)	(10)	(7)

Financing activities
Proceeds from issue of share capital	40,009	26,102	22,000
Transaction costs on share capital issued	(6,272)	(4,092)	(1,278)
Exercise of share options	20	13	—

Net cash generated from financing activities	33,757	22,023	20,722

Increase in cash and cash equivalents	27,818	18,149	19,279
Cash and cash equivalents at beginning of period	17,268	11,265	2,030

Cash and cash equivalents at end of period	45,086	29,414	21,309

NOTES TO THE FINANCIAL STATEMENTS

For the three months ended 30 April 2015

1. Basis of accounting

The unaudited consolidated interim financial statements of Summit Therapeutics plc and its subsidiaries (the ‘Company’ or the ‘Group’) for the three months ended 30 April 2015 have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) and International Financial Reporting Interpretations Committee (‘IFRIC’) interpretations endorsed by the European Union and as issued by the International Accounting Standards Board and with those parts of the Companies Act 2006 applicable to companies reporting under IFRS including those applicable to accounting periods ending 31 January 2016 and the accounting policies set out in Summit’s consolidated financial statements. They do not include all the statements required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at 31 January 2015. The financial statements are prepared in accordance with the historical cost convention. Whilst the financial information included in this announcement has been prepared in accordance with IFRSs adopted for use in the European Union and as issued by the International Accounting Standards Board, this announcement does not itself contain sufficient information to comply with IFRSs.

The interim financial statements have been prepared on a going concern basis. Management, having reviewed the future operating costs of the business in conjunction with the cash held at 30 April 2015, believes the Group has sufficient funds to continue as a going concern for the foreseeable future.

The financial information for the three month periods ended 30 April 2015 and 2014 is unaudited.

Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts stated in the Consolidated Statement of Financial Position as at 30 April 2015 and in the Consolidated Statement of Comprehensive Income and Consolidated Statement of Cash Flows for the three months ended 30 April 2015 have been translated into US dollars at the rate on 30 April 2015 of $1.5328 to £1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into US dollars at that or any other exchange rate as at that or any other date.

The Board of Directors of the Company approved this statement on 11 June 2015.

2. Loss per share calculation

The loss per Ordinary Share has been calculated by dividing the loss for the period by the weighted average number of shares in issue during the three month period to 30 April 2015: 52,391,028 (for the three month period to 30 April 2014: 35,004,079). The number of Ordinary Shares in issue were updated retrospectively to give effect to the share consolidation and subdivision which took place in July 2014.

Since the Group has reported a net loss, diluted loss per Ordinary Share is equal to basic loss per ordinary share.

3. Issue of share capital

On 5 March 2015 the Group announced an initial public offering on the NASDAQ Global Market issuing 3,450,000 ADSs at a price of $9.90 per ADS. On 18 March 2015 the underwriters exercised in full their over-allotment option to purchase an additional 517,500 ADS, on the same terms. Each ADS represents five Ordinary Shares of 1 pence each in the capital of the Company, thus 19,837,500 Ordinary Shares were issued. The equity placing raised net proceeds of £22.0 million. Following the initial public offering and the exercise of the over-allotment, the number of Ordinary Shares in issue was 60,955,197.

On 23 March 2015, the number of Ordinary Shares in issue rose to 60,982,581 Ordinary Shares of 1 pence each following the exercise of options over 27,384 shares. The issue of shares raised net proceeds of £0.01 million.

All new Ordinary Shares rank pari passu with existing Ordinary Shares.

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